September 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Hanger, Inc. Registration Statement on Form S-3 (File No. 333-248701) REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hanger, Inc. hereby requests that the above-referenced Registration Statement on Form S-3 (File. No. 333-248701) be declared effective at 4:30 p.m., Eastern Time, on September 23, 2020, or as soon as practicable thereafter.

Very truly yours,

HANGER, INC.

By:	/s/ Thomas E. Hartman
Name:	Thomas E. Hartman
Title:	Senior Vice President, General Counsel and Secretary

Hanger, Inc. • 10910 Domain Drive, Suite 300 • Austin, TX 78758

512.777.3800 • Fax 512.777.3779